

17018291

SEC
Mail Processing
Section

AUG 2 4 2017

Washington DC
408

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68004

8-52481

Securities and Exchange Commission
Trading and Markets
AUG 2 4 2017
RECEIVED

AB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROAD STREET CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

494 Broad Street - Suite 206
(No. and Street)

NEWARK	NJ	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J Marron 516 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name – *if individual, state last, first, middle name*)

6296 Rucker Road - Ste G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andrew G. Adderly swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Capital Markets, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter A. Maduabum, Esq.
Attorney at Law / Notary
New York / New Jersey

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Broad Street Capital Markets, LLC

We have audited the accompanying statement of financial condition of Broad Street Capital Markets, LLC as of June 30, 2017, and the related notes to the financial statements. This statement of financial condition is the responsibility of Broad Street Capital Markets, LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broad Street Capital Markets, LLC as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 17, 2017

Broad Street Capital Markets, LLC
Statement of Financial Condition
June 30, 2017

Assets		
Cash	$	351,214
Receivables from clearing broker		36,641
Deposit with clearing broker		50,000
Prepaid expenses		14,344
Security deposit		6,747
Mutual fund fees receivable		227
Fixed assets, net of accumulated depreciation and amortization of $5,056		37,335
Total assets	$	496,508
Liabilities and Members' Equity		
Current Liabilities		
Accrued compensation and benefits	$	32,270
Accounts payable, accrued expenses and other liabilities		33,409
		65,679
Commitments and contingencies		
Member's equity		430,829
Total liabilities and members' equity	$	496,508

The accompanying notes are an integral part of this financial statement.

1. Organization

Broad Street Capital Markets, LLC, formerly American Diversified Financial Group, LLC, (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). On August 31, 2016, the Company was purchased by Bergen Capital Advisors LLC ("Bergen") from Bradley McCracken.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results

of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through August 17, 2017, the date the financial statements were available for issuance.

3. Clearing Broker

The Company introduces its customers on a fully-disclosed basis to RBC Correspondent Services, a division of RBC Capital Markets, LLC ("RBC") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with RBC, the Company must maintain a clearing deposit of $50,000.

4. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at June 30, 2017:

	Cost	Accumulated Depreciation/Amortization	Net
Leasehold improvements	$ 16,433	$ 2,251	$ 14,182
Furniture	14,265	1,698	12,567
Equipment	11,693	1,107	10,586
	$ 42,391	$ 5,056	$ 37,335

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At June 30, 2017, the Company had net capital, as defined, of $372.176, which exceeded the required minimum net capital of $100,000 by $272,176. Aggregate indebtedness at June 30, 2017 totaled $65,679. The ratio of aggregate indebtedness to net capital was .18 to 1.

6. Commitments and Contingencies

The Company maintains offices in Newark, New Jersey and Evansville, Indiana under operating lease agreements expiring, respectively, in September 2022 and June 2018. Minimum future rental payments required as of June 30, 2017, are as follows:

2018	$ 52,201
2019	42,270
2020	43,327
2021	44,410
2022	45,520
Thereafter	11,450
	$239,178

In connection with the Newark, New Jersey lease, the Company has posted a security deposit restricted cash of $6,747. Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense on a straight line basis over scheduled lease payments.

7. Income Taxes

As of June 30, 2017, the Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements

BROAD STREET CAPITAL MARKETS, LLC

Statement of Financial Condition
June 30, 2017
and
Independent Auditors' Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934

FINOP Services Corp.

14 Vanderventer Avenue, Suite 211A, Port Washington, NY 11050

pat@finopsvcs.com/bill@finopsvcs.com

August 23, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

On behalf of our client listed below and in accordance with Rule 17a-5(d)(6) we are filing annual audit reports, both CONFIDENTIAL and PUBLIC:

- Broad Street Capital Markets, LLC 8-52487

Should you have any questions, please contact the undersigned at (516) 287-2726 or at pat@finopsvcs.com.

Yours truly,



Patrick J. Marron